Room 4561
via fax (727) 538-7808

October 13, 2006

Steven Raymund
Chairman & CEO
Tech Data Corporation
5350 Tech Data Drive
Clearwater, FL 33760

  **Re:**   **Tech Data Corporation**
     **Form 10-K for Fiscal Year Ended January 31, 2006**
     **Filed April 3, 2006**
     **Form 8-K Dated August 23, 2006**
     **Form 10-Q for Quarter Ended July 31, 2006**
     **Filed September 7, 2006**

Dear Mr. Raymund:

   We have reviewed your response letter dated September 19, 2006 and the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

July 31, 2006 Form 10-Q

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

1.   We note your response to our previous comment no. 1 with regards to the goodwill impairment charge recorded in the second quarter of fiscal 2007. We further note your disclosures in the Company's July 31, 2006 Form 10-Q where

you state "Slowing IT demand, especially in Western Europe, coupled with the highly competitive pricing environment and the distractions associated with our restructuring initiatives resulted in our EMEO operating results falling well short of our internal expectations for the quarter." As a Company believed you had strong indicators of goodwill impairment in your EMEA region. These disclosures as well as other discussions throughout your Form 10-Q regarding the circumstances that lead to your impairment charge are somewhat vague. The Company included similar discussions regarding competitive pricing pressures; declining average selling prices and the diverted focus of your management team in your Form 10-K and therefore, it is not clear in your current disclosures what changed from January 31, 2006 that lead the Company to record a $136.1 million impairment charge. Please provide revised disclosures that more precisely address the specific facts and circumstances that lead to the impairment charge. We refer you to paragraph 47(a) of SFAS 142, FR 72 and Item 303(A) of Regulation S-K.

2.      Furthermore, your discussion on page 19 regarding the restructuring initiatives, which immediately follows your discussion of the goodwill impairment charge, is somewhat confusing. Your statements that "Our restructuring initiatives have helped to reduce the cost structure in the region" and "The dedicated resources we have assigned across the region to optimize pricing, purchasing and sales management practices have begun to produce improvements in several countries" appears to somewhat contradict your previous discussions regarding the goodwill impairment charge. Please explain and provide your revised disclosures, as necessary.

* * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief